SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

B COMMUNICATIONS LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

EXHIBIT INDEX

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION

99.1	A Press Release of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd. - Bezeq Group Reports Financial Results for the Second Quarter of 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By	/s/ Ami Barlev
Ami Barlev
Chief Executive Officer

Date: August 29, 2019

B COMMUNICATIONS LTD.

EXHIBIT INDEX

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION

99.1	A Press Release of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd. - Bezeq Group Reports Financial Results for the Second Quarter of 2019.

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